

January 23, 2024

Eelco Van Der Leij
Executive Director
Next.e.GO N.V.
Lilienthalstraße 1
52068 Aachen, Germany

Re: Next.e.GO N.V.
Registration Statement on Form F-1
Filed January 17, 2024
File No. 333-276544

Dear Eelco Van Der Leij:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Clemens Rechberger